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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20552



                          SCHEDULE 13D


                 Under the Securities Act of 1934
                  (Amendment No. ______________)*




                       HBancorporation, Inc.
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                        (Name of Issuer)


              Common Stock, Par Value $0.01 per share
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                  (Title of Class of Securities)


                           422045 10 4
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                          (CUSIP Number)


                        Kevin J. Kavanaugh
           619 12th Street, Lawrenceville, Illinois 62439
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 (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          April 28, 1997
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     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3)or (4), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 422045 10 4         13D               Page 2 of 7 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
   (VOLUNTARY)

   Kevin J. Kavanaugh

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                       (b) [X]

3  SEC USE ONLY

4  SOURCE OF FUNDS

   PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                          [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF      7     SOLE VOTING POWER
SHARES
BENEFICIALLY         28,994
OWNED BY
EACH           8     SHARED VOTING POWER
REPORTING
PERSON               0
WITH
               9     SOLE DISPOSITIVE POWER

                     28,994

               10    SHARED DISPOSITIVE POWER
                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,994

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

    See Items 3 and 5 below.                               [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.14%

14  TYPE OF REPORTING PERSON*

    IN

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Item 1.   Security and Issuer
          -------------------
     The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of HBancorporation, Inc., located at 619 12th Street,
Lawrenceville, Illinois 62439.

Item 2.   Identity and Background
          -----------------------
     The name and address of the person filing this statement is Kevin J. Kavanaugh, 619 12th Street, Lawrenceville, Illinois 62439. Mr. Kavanaugh is the Chairman of the Board, President and Chief Executive Officer of HBancorporation, Inc. and its subsidiary Heritage National Bank at the address stated above. During the last five years, Mr. Kavanaugh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Kavanaugh is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
     Mr. Kavanaugh has acquired beneficial ownership of 28,994 shares of Common Stock as follows:

     (i) 17,150 shares purchased with personal funds for an aggregate purchase price of $179,752.50

     (ii) 3,344 shares allocated to Mr. Kavanaugh's ESOP account;

     (iii)6,000 shares awarded to Mr. Kavanaugh through the Company's Recognition and Retention Plan, of which
          1,200 shares have vested;

     (iv) 12,500 options of which 2,500 options granted to Mr.
          Kavanaugh through the Company's Stock Option Plan and exercisable within 60 days of the filing of this
          Schedule 13D.


Item 4.   Purpose of Transaction
          ----------------------
     All of the shares purchased and/or acquired by Mr. Kavanaugh are for investment purposes. Mr. Kavanaugh may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of HBancorporation, Inc. for investment or dispose of shares of HBancorporation, Inc. As President and Chief Executive Officer, Mr. Kavanaugh regularly explores potential actions and transactions which may be advantageous to HBancorporation, Inc., including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of HBancorporation, Inc.

     Except as noted above, Mr. Kavanaugh has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of HBancorporation, Inc., or the disposition of securities by HBancorporation, Inc.;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HBancorporation, Inc. or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of HBancorporation, Inc. or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of HBancorporation,Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of HBancorporation, Inc.;

     (f) any other material change in HBancorporation, Inc.'s business or corporate structure;

     (g) changes in HBancorporation, Inc.'s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HBancorporation, Inc. by any person;

     (h)  causing a class of securities of HBancorporation, Inc.
to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

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     (i)  a class of equity securities of HBancorporation, Inc.
becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------
     As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Kavanaugh for the purpose of this statement is 28,994 shares (including the right to acquire 2,500 shares) representing 6.14% of the shares of Common Stock outstanding on the date hereof. Such amount includes:

          (1) 28,994 shares over which Mr. Kavanaugh has sole voting and dispositive power.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Kavanaugh.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
----------------------------------------------------------
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kavanaugh and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Kavanaugh is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.   Material to be Filed as Exhibits
          --------------------------------
     None.

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                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: September 9, 1997            /s/ Kevin J. Kavanaugh
     -----------------------       -----------------------------
                                   Kevin J. Kavanaugh
                                   Chairman of the Board,
                                   President and Chief Executive
                                   Officer